February 15, 2010

Adam F. Turk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Gulf Shores Investments, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-162177

Dear Mr. Turk:

We represent Gulf Shores Investments, Inc. (“Gulf Shores” or, the “Company,” “we,” “us,” or “our”).  By letter dated December 7, 2009 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.1 to Form S-1 originally filed on November 12, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note your response to comment 1 of our letter dated October 23. 2009 and we reissue our prior comment.  The fact that you have not identified any properties for acquisition and that you have not secured any financing for these properties seems to indicate that you have no specific business plan.  Furthermore, you have not disclosed in your prospectus that you have undertaken to research and develop the company’s proposed business operation of managing properties.  In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.  If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan.  Please refer to Item 101(a)(2) of Regulation S-K.  We offer the following comments to help you revise your disclosure.

RESPONSE: The Company has advanced its business plans with the hire of Sanjiv Matta, a Florida licensed real estate professional.  Mr. Matta has 15 years experience in real estate development, sales and marketing.  Mr. Matta has been involved in over $500 million in real estate developments, and most recently he has been involved in distressed real estate workouts and auction resale.

The company’s initial focus has been on distressed properties in Southwest Florida – Ft. Myers/Naples.  The Southwest Florida multi-family residential property market has been hard hit by the recent economic downturn.  Properties in this marketplace are selling at an average of 33% below 2007 property values.  Foreclosed and REO properties are at an even greater discount to the previous market highs.  We are currently in discussions with banks and developers of distressed condominium projects in this market proposing to purchase properties for a 50% discount to original sale price.  These negotiations are on-going and subject to the company securing financing under acceptable terms through private financing or bank debt. Rule 419 does not apply because of the above stated reasons.

2.
We note your response to comment 2 of our previous letter that you do not believe that your registration statement should be filed on Form S-11. We also note that your business operations include managing, rehabilitating, buying and selling income producing commercial and residential real estate properties.  We are of the view that these operations constitute acquiring and holding for investment real estate or interests in real estate.  Therefore, your registration statement should be filed on Form S-11, not on Form S-1.  Please revise accordingly or in the alternative, please provide an analysis describing specifically how you fall outside the scope of General Instruction A to Form S-11 citing any authority upon which you rely.

RESPONSE: The Company does not believe its registration statement should be filed on Form S-11.  The Company’s business is to buy and sell income producing properties.  The intention of the company is not primarily that of acquiring and holding real estate or interest in real estate for investment.  In addition the Company is not a REIT, it is yet to be determined if the Company will be investing at least 75 percent of total assets in real estate; deriving at least 75 percent of gross income as rents from real property or interest from mortgages on real property; and distributing annually at least 90 percent of taxable income to shareholders in the form of dividends.

Prospectus Summary, page 4

3.
We note your response to comment 4 of our previous letter and we reissue in part our prior comment.  Please briefly discuss the company’s current operations and distinguish these from the company’s proposed operations.  For example, please discuss whether management is currently seeking to acquire any properties.  Also revise accordingly the related disclosure in the business section.

RESPONSE: The Company’s initial focus has been on distressed properties in Southwest Florida – Ft. Myers/Naples.  The Southwest Florida multi-family residential property market has been hard hit by the recent economic downturn.  Properties in this marketplace are selling at an average of 33% below 2007 property values.  Foreclosed and REO properties are at an even greater discount to the previous market highs.  We are currently in discussions with banks and developers of distressed condominium projects in this market proposing to purchase properties for a 50% discount to original sale price.  These negotiations are on-going and subject to the company securing financing under acceptable terms through private financing or bank debt. Rule 419 does not apply because of the above stated reasons.

Risk Factors

We have limited Operating History….page 6

4.
We note your response to comment 6 of our previous letter and we reissue in part our prior comment.  In the risk factor, the company refers to “customer loyalty” and “providing a product that meets customer standards.”   It is unclear how these general descriptions apply to your principal business of management and ownership of real estate properties.  Please revise or advise.

RESPONSE: The risk factor has been revised.

Information about the Registrant, page 15

Description of Business

5.
We note your disclosure that your management is experienced in the real estate industry and reviews and recommends suitable projects for the company.  It appears from your disclosure on page 21 that David Dreslin, the sole member of management, has worked for the past five years as President of Dreslin Financial Services, and for the past 24 years as a certified public accountant dealing with business enterprises.  Within your Description of Business, please describe Mr. Dreslin’s past experience with real estate which qualifies him to review and recommend suitable projects for the company.

RESPONSE: David Dreslin is a Florida licensed real estate professional.  Mr. Dreslin has been actively involved in real estate development and investing since 2006.  He has experience in multi-family, commercial and residential real estate properties.  Mr. Dreslin also has a number of real estate related clients in his accounting practice and he has experience in real estate valuations.

The Company has advanced its business plans with the hire of Sanjiv Matta, a Florida licensed real estate professional.  Mr. Matta has 15 years experience in real estate development, sales and marketing.  Mr. Matta has been involved in over $500 million in real estate developments, and most recently he has been involved in distressed real estate workouts and auction resale.

Financial Statements and Notes

General

6.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: The financial statements have been updated in accordance with Rule 8-08 of Regulation S-X

Management Discussion and Analysis of Financial Condition and Results of Operations. page 20

7.
We note your disclosure that you intend to contract with outside affiliates to facilitate services related to your real estate activities.  Please name the affiliates and discuss the principal terms of any proposed agreements that the company has or is likely to enter into it.  Also revise accordingly the transactions with related persons section as required by Item 404(a) of Regulation S-K.

RESPONSE: The Company has updated this disclosure. We intend to contract with outside professionals to facilitate services for the acquisition of property management agreements, assist in targeting distressed properties for purchase, and other services relating to our real estate activities.  The Company has no outside contracts, but we intend to contract with these professionals under normal industry terms, which may include real estate commissions in the 6% - 2% range depending on the nature of the transaction.

8.
Refer to Item No. 2 under Plan of Operations.  We note your disclosure that you will evaluate your performance based on (1) number of new real estate projects, (2) expense management, (3) achieving positive cash flow, and (4) creating strategic alliance relationships.  With regard to expense management, achieving positive cash flow, and creating strategic alliance relationships, please provide details regarding specific milestones for these categories including the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.

RESPONSE: The Company has revised the Management Discussion & Analysis section to address this disclosure.

9.
We note your disclosure on page 20 that the company is “actively seeking financing on favorable terms to purchase under-valued properties.”  Please describe in detail how the company is actively seeking financing.

RESPONSE: The Company has revised the Management Discussion & Analysis section to address this disclosure.

We are in discussion with private lenders to provide debt and/or equity financing for the proposed projects.  We have also had discussions with banks that hold title to foreclosed properties to determine if they will hold a note for the properties while we resell or lease-up the proposed properties. There is no assurance we will be able to secure such financing.

Capital Resources and Liquidity, page 21

10.
We note your response to comment 9 of our previous letter and your revised disclosure on page 21 that if additional cash is required “it will require shareholder loans to cover any shortfall for the offering.”  Please discuss whether the company has entered into any written or oral agreements with any shareholders to provide such loans.  If not, please explain why.

RESPONSE: The Company has not entered into any written or oral agreements with any shareholders to provide such loan.

Security Ownership of Certain Beneficial Owners and Management, page 23

11.	Please disclose in a footnote to the table the amount of shares owned through family members and name such family members.

RESPONSE: The Company has revised the table to disclose the amount of shares owned through family members and has named such family members.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 23

12.
We note your response to prior comment 22 and we reissue our comment. Please state the name of each promoter and the nature of anything of value received or to be received by each promoter as required by Item 404(c) of Regulation S-K. This would include, but not be limited to, the names of the persons that directly or indirectly took the initiative in founding and organizing the business of the registrant.  See Rule 405 of Regulation C for the definition of promoter.

RESPONSE: The disclosure has been revised.

Part II – Information Not Required in Prospectus

Exhibits, page 28

13.
In accordance with our opinion that your registration statement should be filed on Form S-11, we reissue prior comment 24.  Please file a tax opinion with your next amendment as required by Item 601(b)(8) of Regulation S-K.

RESPONESE: The Company is not filing this exhibit pursuant to its response to question 2.

Signatures, page 30

14.
We note your response to prior comment 26, and we reissue the comment. Please revise to include the signatures of all required persons in their individual capacities following the model signature block found in the Instructions to Signatures on Form S-1.

RESPONSE: The signature block has been revised.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/ Gregg E. Jaclin

GREGG E. JACLIN